Free Writing Prospectus

Filed Pursuant to Rule 433(b)

Registration No. 333-131369

Subject to Completion

Preliminary Term Sheet dated December 27, 2007

Units Accelerated Return NotesSM Linked to the Nikkei 225@ Index Due $10 principal amount per unit Pricing Supplement No. 99	, 2009	Expected Pricing Date*	January	, 2008
		Expected Settlement Date*	January	, 2008
		Expected Maturity Date*	March	, 2009
CUSIP No.

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Accelerated Return NoteSM

• 3-to-1 upside exposure, subject to a cap of 20% to 24%
• A maturity of approximately 14 months
• 1-to-1 downside exposure, with no downside limit
• Application made to list on AMEX under the symbol “NEH”
• No periodic interest payments

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the ‘Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)     The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9 95 per unit and $ 15 per unit, respectively.

* Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in January or February, 2008, the settlement date may occur in January or February 2008 and the maturity date may occur in March or April 2009 Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Nikkei 225® Index” is a service mark of Nikkei, Inc., and has been authorized for use by SEK.

Merrill Lynch & Co.

January     , 2008

Accelerated Return NotesSM	Linked to the Nikkei 225® Index Due	, 2009

Summary

The Accelerated Return NotesSM Linked to the Nikkei 225® Index due March , 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Nikkei 225® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on Calculation Days shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes

Issuer:	AB Svensk Exportkredit (Swedish Export Credit Corporation)

Original Public Offering Price:	$10 per unit

Term:	Approximately 14 months

Market Measure:	Nikkei 225® Index

Starting Value:

The closing level of the Index on the Pricing Date. The Starting Value for the Notes will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

Ending Value:

The average of the closing levels of the Index for the first five Calculation Days (as defined in product supplement ARN) during the Calculation Period shortly before the maturity date of the Notes as more fully described in product supplement ARN.

Capped Value:

Will represent a return of 20% to 24% over the $10 original public offering price (or $12.00 to $12.40 per unit of the Notes). The actual Capped Value of the Notes will determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

Calculation Period:

The period from and including seventh scheduled Market Measure Business Day (as defined in product supplement ARN) before the maturity date to and including the second scheduled Market Measure Business Day before the maturity date. Fewer Business Days and even a single Business Day could be used in case of market disruption event(s) as more fully described in the product supplement.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Determining Payment at Maturity for the Notes

In this case, you should expect to receive a payment that is less, and possibly significantly less, than the $10.00 original public offering price per unit.

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 22%, the midpoint of the range of 20% and 24%. The green line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the hypothetical returns of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 15,653.54, the closing level of the Index on December 26, 2007, and a Capped Value of $12.20, the midpoint of the range of $12.00 and $12.40.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 15,653.54

Hypothetical Ending Value: 12,522.83

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 15,653.54

Hypothetical Ending Value: 16,436.22

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 15,653.54

Hypothetical Ending Value: 18,784.25

Payment at maturity (per unit) = $12.20            (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 15,653.54 (the closing value of the Index on December 26, 2007) and a range of hypothetical Ending Values of the Index:

•                       the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•                       the total amount payable on the maturity date per unit;

•                       the total rate of return to holders of the Notes;

•                       the pretax annualized rate of return to holders of the Notes; and

•                       the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.327% per annum, as more fully described below.

The table below assumes a Capped Value of $12.20, the midpoint of the range of $12.00 and $12.40.

		Percentage change
		from the				Pretax	Pretax
		hypothetical	Total amount		Total	annualized	annualized rate
		Starting Value	payable on the		rate of	rate of	of return of the
Hypothetical		to the hypothetical	maturity date		return on	return on	stocks
Ending Value		Ending Value	per unit		the Notes	the Notes (1)	included in the Index (1)(2)
7,826.77		-50.00%	5.0000		-50.00%	-51.40%	-49.75%
9,392.12		-40.00%	6.0000		-40.00%	-39.32%	-37.76%
10,957.48		-30.00%	7.0000		-30.00%	-28.35%	-26.85%
12,522.83		-20.00%	8.0000		-20.00%	-18.24%	-16.78%
14,088.19		-10.00%	9.0000		-10.00%	-8.83%	-7.41%
14,401.26		-8.00%	9.2000		-8.00%	-7.02%	-5.61%
14,714.33		-6.00%	9.4000		-6.00%	-5.23%	-3.82%
15,027.40		-4.00%	9.6000		-4.00%	-3.47%	-2.06%
15,340.47		-2.00%	9.8000		-2.00%	-1.72%	-0.33%
15,653.54	(3)	0.00%	10.0000		0.00%	0.00%	1.39%
15,966.61		2.00%	10.6000		6.00%	5.06%	3.09%
16,279.68		4.00%	11.2000		12.00%	9.95%	4.77%
16,592.75		6.00%	11.8000		18.00%	14.70%	6.44%
16,905.82		8.00%	12.2000	(4)	22.00%	17.79%	8.08%
17,218.89		10.00%	12.2000		22.00%	17.79%	9.71%
18,784.25		20.00%	12.2000		22.00%	17.79%	17.61%
20,349.60		30.00%	12.2000		22.00%	17.79%	25.14%

(1)               The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 27, 2007 to February 27, 2009, a term expected to be similar to that of the Notes.

(2)               This rate of return assumes:

(a)               a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)              a constant dividend yield of 1.327% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)               no transaction fees or expenses.

(3)               This is the hypothetical Starting Value, the closing level of the Index on December 26, 2007. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)               The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.20 (the midpoint of the range of $12.00 and $12.40).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms” We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•      Your investment may result in a loss.

•      Your yield may be lower than the yield on other debt securities of comparable maturity.

•      You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•      Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•      You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•      In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•      The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•      Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•      Purchases and sales of the stocks underlying the Index by us and our affiliates may affect your return.

•      Your return may be affected by factors affecting international securities markets.

•      Potential conflicts of interest could arise.

•      Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

• You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.
• You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.
• You accept that the return on the Notes will not exceed the Capped Value.
• You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities. .
• You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•      You are willing to accept that there is no assurance that the Notes will be listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•      You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

• You are seeking principal protection or preservation of capital.
• You seek a return on your investment that will not be capped at a percentage that will be between 20% and 24%.
• You seek interest payments or other current income on your investment.
• You want to receive dividends or other distributions paid on the stocks included in the Index.
• You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock, calculating the sum of all these products and dividing that sum by a divisor. As of October 1, 2007, the divisor was 24.341, and is subject to periodic adjustments. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period from January 2002 through November 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 26, 2007, the closing level of the Index was 15,653.54.

All disclosure contained in this index supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nikkei, Inc. (“Nikkei”) as stated in these sources and these policies are subject to change at the discretion of Nikkei. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.293 as of April 3, 2007, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing Y50 by the par value of the relevant Nikkei 225 Underlying Stock, so that the share price of each Nikkei 225 Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of Y50. Each Weight Factor represents the number of shares of the related Nikkei 225 Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei 225 Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei 225 Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Nikkei 225 Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e. the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

The Nikkei 225 Underlying Stocks may be deleted or added by Nikkei. However, to maintain continuity in the Nikkei 225 Index, the policy of Nikkei is generally not to alter the composition of the Nikkei 225 Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, Nikkei will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei to be representative of a market may be added to the Nikkei 225 Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

None of SEK, MLPF&S and Nikkei accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index, or any successor index. Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measure, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

License Agreement

Nikkei and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of a right to use indices owned and published by Nikkei in connection with some securities, including the Notes.

Nikkei is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by Nikkei. No inference should be drawn from the information contained in this index supplement that Nikkei makes any representation or warranty, implied or express, to SEK, the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. Nikkei has no obligation to take the needs of SEK or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. Nikkei is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Nikkei has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by Nikkei, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to Nikkei, Inc.

Certain U.S. Federal Income Taxation Considerations

See the discussion entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN. Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•              Product supplement ARN dated December 27, 2007:

http://www.sec.gov/Archives/edgar/data/352960/000110465907090983/a07-31646_1424b3.htm

•              Prospectus and prospectus supplement, dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about SEK and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.